40-33

Branch 18
811-7758

AIM INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

August 25, 2004

04043487

RECD S.E.C.
AUG 3 1 2004
1086

SEC MAIL PROCESSING
RECEIVED
AUG 3 1 2004
WASH, D.C. 155 SECTION

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Advisors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO, Funds Group Inc. and A I M Advisors, Inc. (investment advisers), a copy of **Defendants' Unopposed Motion to Substitute Counsel** in *Stanley Lieber, et al., v. INVESCO Funds Group, Inc. and A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

PROCESSED
SEP 2 0 2004
THOMSON
FINANCIAL

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Lieber v. IFG_AIM\Corr\L-082504SEC.doc
082504 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

| | | |
|---|---|---|
| STANLEY LIEBER, on behalf of | § | |
| INVESCO Balanced Fund/Inv, | § | |
| INVESCO Core Equity Fund/Inv, | § | |
| INVESCO Dynamics Fund/Inv, | § | |
| INVESCO Energy Fund/Inv, | § | |
| INVESCO European Fund/Inv, | § | |
| INVESCO Financial Services Fund/Inv, | § | |
| INVESCO Gold & Precious Metals Fund/Inv, | § | |
| INVESCO Growth & Income Fund/Inv, | § | |
| INVESCO Growth Fund/Inv, | § | |
| INVESCO Health Science Fund/Inv, | § | |
| INVESCO High Yield Fund/Inv, | § | |
| INVESCO International Blue Chip Value Fund/Inv, | § | |
| INVESCO Leisure Fund/Inv, | § | |
| INVESCO Real Estate Opportunity Fund/Inv, | § | |
| INVESCO S&P 500 Index Fund/Inv, | § | |
| INVESCO Select Income Fund/Inv, | § | |
| INVESCO Tax Free Bond Fund/Inv | § | |
| INVESCO Technology Fund/Inv, | § | |
| INVESCO Telecommunications Fund/Inv, | § | |
| INVESCO Total Return Fund/Inv, | § | |
| INVESCO US Government Securities Fund/Inv, | § | |
| INVESCO Utilities Fund/Inv, | § | |
| INVESCO Value Equity Fund/Inv, | § | |
| | § | |
| Plaintiffs, | § | |
| | § | |
| vs. | § | Civil Action No. H-03-5744 |
| | § | |
| INVESCO Funds Group, Inc. | § | |
| A I M Advisors, Inc., Bob R. Baker, James T. | § | |
| Bunch, Gerald J. Lewis, Larry Soll, Frank S. | § | |
| Bayley, Bruce L. Crockett, Albert R. Dowden, | § | |
| Edward K. Dunn Jr., Jack M. Fields, Carl | § | |
| Frischling, Prema Mathai-Davis, Lewis F. | § | |
| Pennock, Ruth H. Quigley, Louis S. Sklar, | § | |
| Robert H. Graham and Mark H. Williamson, | § | |
| | § | |
| Defendants, | § | |

| | |
|---|---|
| -and- | § |
| | § |
| AIM Sector Fund, AIM Combination Stock & Bond Funds and AIM Stock Funds, | § |
| | § |
| | § |
| Nominal Defendants. | § |

**DEFENDANTS' UNOPPOSED MOTION TO SUBSTITUTE COUNSEL**

Defendants INVESCO Funds Group, Inc., A I M Advisors, Inc., Robert Graham and Mark H. Williamson file this Unopposed Motion to Substitute Counsel:

1. These Defendants are currently represented by Glen M. Boudreaux of the firm of Boudreaux, Leonard & Hammond, P. C. together with Daniel A. Pollack of Pollack & Kaminsky. They wish to substitute in Michael K. Oldham of the firm Gibbs & Bruns, L.L.P. as new counsel of record and attorney in charge, to act with Daniel A. Pollack of Pollack & Kaminsky. Mr. Oldham's contact information is as follows:

Michael K. Oldham
State Bar No. 00798405
Gibbs & Bruns, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Telephone: (713) 650-8805
Facsimile: (713) 750-0903

2. Plaintiff Stanley Lieber is not opposed to this substitution and it is not brought for purposes of delay nor will it result in such delay.

3. Accordingly, Defendants INVESCO Funds Group, Inc., A I M Advisors, Inc., Robert Graham and Mark H. Williamson respectfully request that this Unopposed Motion to Substitute Counsel be granted, that Glen M. Boudreaux and Boudreaux, Leonard & Hammond, P.C. be

permitted to withdraw from representing them and that Michael K. Oldham be permitted to appear as attorney-in-charge and Gibbs & Bruns, L.L.P. as of counsel in this action on their behalf.

Respectfully submitted,

POLLACK & KAMINKSY

By: Daniel A. Pollack w/permission by mko
Daniel A. Pollack
Federal I.D. No. 9207
Edward T. McDermott
Federal I.D. No. 7243
Anthony Zaccaria
Federal I.D. No. 4479
114 West 47th Street
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560
Attorneys for Defendants
INVESCO Funds Group, Inc., A I M Advisors, Inc., Robert Graham and Mark H. Hammond

and

BOUDREAUX, LEONARD & HAMMOND, P.C.

By:____________________________
Glen M. Boudreaux
State Bar No. 002696500
Federal I.D. No. 4168
Attorney-in-Charge
Two Houston Center
909 Fannin Street, Suite 2350
Houston, Texas 77010
Telephone: (713) 757-0000
Facsimile: (713) 757-0178

Attorneys for Defendants, INVESCO Funds Group, Inc., A I M Advisors, Inc., Robert Graham and Mark H. Williamson permitted to withdraw from representing them and that Michael K. Oldham be permitted to appear as attorney-in-charge and Gibbs & Bruns, L.L.P. as of counsel in this action on their behalf.

Respectfully submitted,

POLLACK & KAMINKSY

By: Daniel A. Pollack w/permission by [illegible]

Daniel A. Pollack
Federal I.D. No. 9207
Edward T. McDermott
Federal I.D. No. 7243
Anthony Zaccaria
Federal I.D. No. 4479
114 West 47th Street
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560
Attorneys for Defendants
INVESCO Funds Group, Inc., A I M Advisors, Inc., Robert Graham and Mark H. Hammond

and

BOUDREAUX, LEONARD & HAMMOND, P.C.

By: ____________________

Glen M. Boudreaux
State Bar No. 002696500
Federal I.D. No. 4168
Attorney-in-Charge
Two Houston Center
909 Fannin Street, Suite 2350
Houston, Texas 77010
Telephone: (713) 757-0000
Facsimile: (713) 757-0178

Attorneys for Defendants, INVESCO Funds Group, Inc., A I M Advisors, Inc., Robert Graham and Mark H. Williamson

AGREED BY:

GIBBS & BRUNS, L.L.P.

By: ______________________________

Michael K. Oldham
State Bar No. 00798405
Sean W. Cruse, III
State Bar No. 24036423
Sydney G . Ballesteros
State Bar No. 24036180
1100 Louisiana, Suite 5300
Houston, Texas 77002
Telephone: (713) 650-8805
Facsimile: (713) 750-0903

**CERTIFICATE OF CONFERENCE**

I hereby certify that I have conferred with Roger G. Greenberg, opposing counsel, and he stated that he is not opposed to the relief sought in this motion.

______________________________
Michael K. Oldham

## CERTIFICATE OF SERVICE

On this 18th day of August 2004, a true and correct copy of the above and foregoing instrument was forwarded via Facsimile and U. S. Mail to the following counsel listed below.

Roger B. Greenberg
Schwartz, Junell, Greenberg & Oathout, L.L.P.
909 Fannin Street, Suite 2000
Houston, Texas 77010
(Facsimile # 713-752-0327)

Eduard Korsinsky
Zimmerman, Levi & Korsinsky, LLP
39 Broadway, Suite 1440
New York, New York 10006
(Facsimile # 212-363-7171)

Jean Marc Zimmerman
Zimmerman, Levi & Korinsky, LLP
226 St. Paul Street
Westfield, New Jersey 07090
(Facsimile # 908-654-7207)

Jacks C. Nickens
Nickens, Keeton, Lawless, Farrell & Flack
600 Travis, Suite 7500
Houston, Texas 77002
(Facsimile # 713-571-9652)

Michael K. Oldham

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

| | | |
|---|---|---|
| STANLEY LIEBER, on behalf of | § | |
| INVESCO Balanced Fund/Inv, | § | |
| INVESCO Core Equity Fund/Inv, | § | |
| INVESCO Dynamics Fund/Inv, | § | |
| INVESCO Energy Fund/Inv, | § | |
| INVESCO European Fund/Inv, | § | |
| INVESCO Financial Services Fund/Inv, | § | |
| INVESCO Gold & Precious Metals Fund/Inv, | § | |
| INVESCO Growth & Income Fund/Inv, | § | |
| INVESCO Growth Fund/Inv, | § | |
| INVESCO Health Science Fund/Inv, | § | |
| INVESCO High Yield Fund/Inv, | § | |
| INVESCO International Blue Chip Value Fund/Inv, | § | |
| INVESCO Leisure Fund/Inv, | § | |
| INVESCO Real Estate Opportunity Fund/Inv, | § | |
| INVESCO S&P 500 Index Fund/Inv, | § | |
| INVESCO Select Income Fund/Inv, | § | |
| INVESCO Tax Free Bond Fund/Inv | § | |
| INVESCO Technology Fund/Inv, | § | |
| INVESCO Telecommunications Fund/Inv, | § | |
| INVESCO Total Return Fund/Inv, | § | |
| INVESCO US Government Securities Fund/Inv, | § | |
| INVESCO Utilities Fund/Inv, | § | |
| INVESCO Value Equity Fund/Inv, | § | |
| | § | |
| Plaintiffs, | § | |
| | § | |
| vs. | § | Civil Action No. H-03-5744 |
| | § | |
| INVESCO Funds Group, Inc. | § | |
| A I M Advisors, Inc., Bob R. Baker, James T. | § | |
| Bunch, Gerald J. Lewis, Larry Soll, Frank S. | § | |
| Bayley, Bruce L. Crockett, Albert R. Dowden, | § | |
| Edward K. Dunn Jr., Jack M. Fields, Carl | § | |
| Frischling, Prema Mathai-Davis, Lewis F. | § | |
| Pennock, Ruth H. Quigley, Louis S. Sklar, | § | |
| Robert H. Graham and Mark H. Williamson, | § | |
| | § | |
| Defendants, | § | |
| -and- | § | |

| | |
|---|---|
| | § |
| AIM Sector Fund, AIM Combination Stock & Bond Funds and AIM Stock Funds, | § § |
| | § |
| Nominal Defendants. | § |

**ORDER GRANTING**
**DEFENDANTS' UNOPPOSED MOTION TO SUBSTITUTE COUNSEL**

On this date came on to be heard Defendants' Unopposed Motion to Substitute Counsel. The Court has considered this motion and finds that it has merit and should be granted.

IT IS THEREFORE ORDERED that Glen M. Boudreaux and Boudreaux, Leonard & Hammond, P.C. are permitted to withdraw as counsel for INVESCO Funds Group, Inc., A I M Advisors, Inc., Robert Graham and Mark H. Williamson, and that Michael K. Oldham is substituted in as attorney-in-charge with Gibbs & Bruns, L.L.P. as of counsel for INVESCO Funds Group, Inc., AIM Advisors, Inc., Robert Graham and Mark H. Williamson, to act together with Daniel A. Pollack of Pollack & Kaminsky.

SIGNED this _________ day of _____________________________, 2004.

_______________________________
JUDGE PRESIDING